Registration Statement No. 333-173924
Filed Pursuant to Rule 424(b)(2)
Subject to Completion, dated February 9, 2012

Pricing Supplement to the Prospectus dated June 22, 2011,
the Prospectus Supplement dated June 22, 2011, and the Product Supplement dated November 9, 2011

US$    ●
Senior Medium-Term Notes, Series B
Autocallable Reverse Exchangeable Notes due March 28, 2013
Linked to the iShares® Russell 2000 Index Fund

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This pricing supplement relates to an offering of Autocallable Reverse Exchangeable Notes linked to the shares of the iShares® Russell 2000 Index Fund (the “Reference Stock Issuer”). We refer to the shares of the Reference Stock Issuer, as the “Reference Stock.”

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The notes are designed for investors who seek an interest rate that is higher than that of a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to have their notes automatically redeemed prior to maturity, be willing to forgo the potential to participate in the appreciation of the Reference Stock, be willing to accept the risks of owning the Reference Stock, and be willing to lose some or all of their principal at maturity.

•	Investing in the notes is not equivalent to investing in the Reference Stock.

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The notes will pay interest quarterly at the fixed per annum rate specified below. However, the notes do not guarantee any return of principal at maturity. Instead, if the notes are not automatically redeemed, the payment at maturity will be based on the Final Stock Price of the Reference Stock and whether the closing price of the Reference Stock has declined from the Initial Stock Price below the Trigger Price during the Monitoring Period, as described below.

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If, on any Call Date, the closing price of the Reference Stock is greater than or equal to its Initial Stock Price, the notes will be automatically redeemed. On the applicable Call Settlement Date, for each $1,000 principal amount, investors will receive $1,000 plus any accrued and unpaid interest to but excluding the Call Settlement Date.

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If the notes are not automatically redeemed, payment at maturity for each $1,000 principal amount note will be either a cash payment of $1,000 or delivery of shares of the Reference Stock (or, at our election, the Cash Delivery Amount), in each case, together with any accrued and unpaid interest, as described below.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	Our subsidiary, BMO Capital Markets Corp., is the agent for this offering. See “Supplemental Plan of Distribution—Conflicts of Interests” below.

Autocallable RevEx Number	Reference Stock Issuer	Ticker Symbol	Principal Amount*	Interest Rate per Annum*	Trigger Price (% of the Initial Stock Price)	Initial Stock Price *	Term (in months)	CUSIP	Price to Public	Agent’s Commission	Proceeds to Bank of Montreal
0008	iShares® Russell 2000 Index Fund	IWM		[7.00 - 10.00]%	70%		12	06366Q2S5	100%	1.00% US$●	99.00% US$●

* The actual principal amount and Initial Stock Price for the notes will be set on the pricing date.
Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-4 of this pricing supplement, the “Additional Risk Factors Relating to the Notes” section beginning on page PS-4 of the product supplement, and the “Risk Factors” sections beginning on page S-3 of the prospectus supplement and on page 7 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.
We expect to deliver the notes through the facilities of The Depository Trust Company on or about March 30, 2012.

BMO CAPITAL MARKETS

Key Terms of the Notes:

Automatic Redemption:	If, on any Call Date, the closing price of the Reference Stock is greater than or equal to its Initial Stock Price, the notes will be automatically redeemed.

Payment upon Automatic Redemption:
If the notes are automatically redeemed, then, on the applicable Call Settlement Date, for each $1,000 principal amount, investors will receive $1,000 plus any accrued and unpaid interest to but excluding the Call Settlement Date.

Call Dates:	Quarterly on June 26, 2012, September 25, 2012, December 26, 2012 and the Valuation Date.

Call Settlement Dates:	The third business day following the applicable Call Date.

Payment at Maturity:
If the notes are not automatically redeemed, the payment at maturity for the notes is based on the performance of the Reference Stock. You will receive $1,000 for each $1,000 in principal amount of the note, unless:

(1) the Final Stock Price is less than the Initial Stock Price; and

(2) on any day during the Monitoring Period, the closing price of the Reference Stock has declined to a price that is less than the Trigger Price. (“Closing Price Monitoring” is applicable to the notes.)

If the conditions described in both (1) and (2) are satisfied, you will receive at maturity, instead of the principal amount of your notes, the number of shares of the Reference Stock equal to the Physical Delivery Amount (or, at our election, the Cash Delivery Amount). Fractional shares will be paid in cash. The market value of the Physical Delivery Amount or the Cash Delivery Amount will most likely be substantially less than the principal amount of your notes, and may be zero.

Pricing Date:	On or about March 27, 2012

Settlement Date:	On or about March 30, 2012

Valuation Date:	On or about March 25, 2013

Maturity Date:	On or about March 28, 2013

Interest Payment Dates:
Interest on the notes will be paid in equal quarterly installments on June 29, 2012, September 28, 2012, December 31, 2012, and the Maturity Date (subject to postponement as described in the product supplement).

Monitoring Period:	The period from the pricing date to and including the Valuation Date.

Physical Delivery Amount:
The number of shares of the Reference Stock, per $1,000 in principal amount of the notes, equal to $1,000 divided by the Initial Stock Price, subject to adjustments, as described in the product supplement.  Any fractional shares will be paid in cash.  Payment of the Physical Delivery Amount and the maturity of the notes may be postponed by up to ten business days under certain circumstances, as set forth in the section of the product supplement, “General Terms of the Notes—Payment at Maturity—Physical Delivery Amount.”

Cash Delivery Amount:	The amount in cash equal to the product of (1) the Physical Delivery Amount and (2) the Final Stock Price, subject to adjustments, as described in the product supplement.

Initial Stock Price:
The closing price of the Reference Stock on the pricing date.  The Initial Stock Price is subject to adjustments in certain circumstances. See “General Terms of the Notes — Payment at Maturity” and “— Anti-dilution Adjustments” in the product supplement for additional information about these adjustments.

Final Stock Price:	The closing price of the Reference Stock on the Valuation Date.

The pricing date and the settlement date are subject to change. The actual pricing date, settlement date, interest payment dates, Call Dates, Valuation Date and maturity date for the notes will be set forth in the final pricing supplement.

We may use this pricing supplement in the initial sale of notes. In addition, BMO Capital Markets Corp. or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated November 9, 2011, the prospectus supplement dated June 22, 2011 and the prospectus dated June 22, 2011. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated November 9, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000121465911003814/f1024111424b5.htm

•	Prospectus supplement dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060741/o71090b5e424b5.htm

•	Prospectus dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060730/o71090b2e424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to Bank of Montreal.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement dated November 9, 2011.

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Your investment in the notes may result in a loss. — The notes do not guarantee any return of principal. If the notes are not automatically redeemed, the payment at maturity will be based on the Final Stock Price and whether the closing price of the Reference Stock has declined from the Initial Stock Price to a closing price that is less than the Trigger Price on any day during the Monitoring Period. Under certain circumstances, you will receive at maturity a number of shares of the Reference Stock (or, at our election, the Cash Delivery Amount).  We expect that the market value of those shares or the Cash Delivery Amount will be less than the principal amount of the notes and may be zero. Accordingly, you could lose up to the entire principal amount of your notes.

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Your notes are subject to automatic early redemption. — We will redeem the notes if the closing price of the Reference Stock on any Call Date is greater than or equal to its Initial Stock Price.  Following an automatic redemption, you will not receive any additional interest payments on the notes, and you may not be able to reinvest your proceeds in an investment with returns that are comparable to the notes.

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Your return on the notes is limited to the principal amount plus accrued interest regardless of any appreciation in the value of the Reference Stock. — You will not receive a payment at maturity or upon an automatic redemption with a value greater than your principal amount, plus accrued and unpaid interest.  This will be the case even if the Final Stock Price exceeds the Initial Stock Price by a substantial amount.

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Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay all amounts due on the notes on each interest payment date, at maturity, and on any applicable Call Settlement Date, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

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Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with the Reference Stock Issuer, including extending loans to, or making equity investments in, the Reference Stock Issuer, or providing advisory services to it.  In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Stock Issuer, and these reports may or may not recommend that investors buy or hold shares of the Reference Stock.  As a potential purchaser of the notes, you should undertake an independent investigation of the Reference Stock Issuer that in your judgment is appropriate to make an informed investment decision.

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The inclusion of the underwriting commission and hedging profits, if any, in the original offering price of the notes, as well as our hedging costs, is likely to adversely affect the price at which you can sell your notes. — Assuming no change in market conditions or any other relevant factors, the price, if any, at which BMO Capital Markets Corp. or any other party may be willing to purchase the notes in secondary market transactions may be lower than the initial public offering price. The initial public offering price will include, and any price quoted to you is likely to exclude, the underwriting commission paid in connection with the initial distribution. The initial public offering price may also include, and any price quoted to you would be likely to exclude, the hedging profits that we expect to earn with respect to hedging our exposure under the notes. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.

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You will have no ownership rights in the Reference Stock. — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights or dividend payments. In addition, the Reference Stock Issuer will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.

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Changes that affect the Russell 2000 Index will affect the market value of the notes and the amount you will receive at maturity. — The policies of Russell Investments (“Russell”), the sponsor of the Russell 2000® Index (the “Underlying Index”), concerning the calculation of the Underlying Index, additions, deletions or substitutions of the components of the Underlying Index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the Underlying Index and, therefore, could affect the prices of the Reference Stock, the amount payable on the notes at maturity, and the market value of the notes prior to maturity.  The amount payable on the notes and their market value could also be affected if Russell changes these policies, for example, by changing the manner in which it calculates the Underlying Index, or if Russell discontinues or suspends the calculation or publication of the Underlying Index.

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We have no affiliation with Russell and will not be responsible for any actions taken by Russell. — Russell is not an affiliate of ours or will not be involved in any offerings of the notes in any way.  Consequently, we have no control over the actions of Russell, including any actions of the type that would require the calculation agent to adjust the payment to you at maturity.  Russell has no obligation of any sort with respect to the notes.  Thus, Russell has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the notes.  None of our proceeds from any issuance of the notes will be delivered to Russell.

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Adjustments to the Reference Stock could adversely affect the notes. — BlackRock Institutional Trust Company, N.A. (“BTC”), as the sponsor of the Reference Stock Issuer, is responsible for calculating and maintaining the Reference Stock. BTC can add, delete or substitute the stocks comprising the Reference Stock or make other methodological changes that could change the share price of the Reference Stock at any time.  If one or more of these events occurs, the calculation of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable at maturity and/or the market value of the notes.

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We and our affiliates generally do not have any affiliation with the investment advisor of the Reference Stock Issuer and are not responsible for its public disclosure of information. — BlackRock Fund Advisors (“BFA”), as the investment advisor of the Reference Stock Issuer, advises the Reference Stock Issuer on various matters including matters relating to the policies, maintenance and calculation of the Reference Stock. We and our affiliates are not affiliated with BFA in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding their methods or policies relating to the Reference Stock. BFA is not involved in any offering of the notes in any way and has no obligation to consider your interests as an owner of the notes in taking any actions relating to the Reference Stock that might affect the value of the notes.  Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of the information about BFA or the Reference Stock Issuer contained in any public disclosure of information.  You, as an investor in the notes, should make your own investigation into the Reference Stock.

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The correlation between the performance of the Reference Stock and the performance of the Underlying Index may be imperfect. — The performance of the Reference Stock is linked principally to the performance of the Underlying Index. However, because of the potential discrepancies identified in more detail in the product supplement, the return on the Reference Stock may correlate imperfectly with the return on the Underlying Index.

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The Reference Stock is subject to management risks. — The Reference Stock is subject to management risk, which is the risk that the investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the investment advisor may invest a portion of the Reference Stock’s assets in securities not included in the relevant industry or sector but which the investment advisor believes will help the Reference Stock track the relevant industry or sector.

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Lack of liquidity. — The notes will not be listed on any securities exchange.  BMO Capital Markets Corp. may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which BMO Capital Markets Corp. is willing to buy the notes.

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Hedging and trading in the Reference Stock. — We or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.

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Many economic and market factors will influence the value of the notes. — In addition to the value of the Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

iShares® Russell 2000 Index Fund

We have derived the following information from publicly available documents published by BTC. We make no representation or warranty as to the accuracy or completeness of the following information. We are not affiliated with the Reference Stock Issuer and the Reference Stock Issuer will have no obligations with respect to the notes. This pricing supplement relates only to the notes and does not relate to the Reference Stock or securities in the Underlying Index. Neither we nor BMO Capital Markets Corp. participates in the preparation of the publicly available documents described below. Neither we nor BMO Capital Markets Corp. has made any due diligence inquiry with respect to the Reference Stock Issuer in connection with the offering of the notes. There can be no assurance that all events occurring prior to the date of this pricing supplement, including events that would affect the accuracy or completeness of the publicly available documents described below, that would affect the trading price of the Reference Stock have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Reference Stock could affect the value of the Reference Stock on any Call Date and on the Valuation Date and therefore could affect the Payment at Maturity.

iShares consists of numerous separate investment portfolios, including the Reference Stock. The Reference Stock seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Reference Stock typically earns income dividends from securities included in the Underlying Index. These amounts, net of expenses and taxes (if applicable), are passed along to the Reference Stock’s shareholders as “ordinary income.” In addition, the Reference Stock realizes capital gains or losses whenever it sells securities. Net long-term capital gains are distributed to shareholders as “capital gain distributions.” However, because your notes are linked only to the price of the Reference Stock, you will not be entitled to receive income, dividend, or capital gain distributions from the Reference Stock Issuer or any equivalent payments.

The selection of the Reference Stock is not a recommendation to buy or sell the Reference Stock. Neither we nor any of our affiliates make any representation to you as to the performance of the Reference Stock.

The Reference Stock trades on the NYSE Arca, Inc. under the symbol “IWM”.

“iShares®” is a registered mark of BTC.  BTC has licensed certain trademarks and trade names of BTC for our use. The notes are not sponsored, endorsed, sold, or promoted by BTC, or its affiliates, including BFA. Neither BTC nor BFA makes any representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. Neither BTC nor BFA shall have any obligation or liability in connection with the registration, operation, marketing, trading, or sale of the notes or in connection with our use of information about the Reference Stock Issuer.

The Underlying Index

We have derived all information contained in this pricing supplement regarding the Russell 2000® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. The information reflects the policies of, and is subject to change by, Russell. Russell, which owns the copyright and all other rights to the Underlying Index, has no obligation to continue to publish, and may discontinue publication of, the Underlying Index. None of us, the calculation agent, or any selling agent accepts any responsibility for the calculation, maintenance, or publication of the Underlying Index or any successor index.

Russell began dissemination of the Underlying Index (Bloomberg L.P. index symbol “RTY”) on January 1, 1984 and calculates and publishes the Underlying Index.  The Underlying Index was set to 135 as of the close of business on December 31, 1986. The Index is designed to track the performance of the small capitalization segment of the U.S. equity market.  As a subset of the Russell 3000® Index, the Index consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies, representing approximately 98% of the investable U.S. equity market. The Underlying Index is determined, comprised, and calculated by Russell without regard to the notes.

Selection of Stocks Comprising the Underlying Index

All companies eligible for inclusion in the Underlying Index must be classified as a U.S. company under Russell’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation. If any of the three factors are not the same, Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume) (“ADDTV”). Using the HCIs, Russell compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, Russell will use the primary country from which the company’s revenues are primarily derived for the comparison with the three HCIs in a similar manner. For the 2010 reconstitution, Russell will use one year of assets or revenues data to determine the country for the company. Beginning in 2011, Russell will use the average of two years of assets or revenues data, in order to reduce potential turnover. Assets and revenues data are retrieved from each company’s annual report as of the last trading day in May. If conclusive country details cannot be derived from assets or revenues data, Russell will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation “BDI” country, in which case the company will be assigned to the country of its most liquid stock exchange.  BDI countries include: Anguilla, Antigua and Barbuda, Bahamas, Barbados, Belize, Bermuda, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Netherlands Antilles, Panama, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.

All securities eligible for inclusion in the Underlying Index must trade on a major U.S. exchange. Bulletin board, pink-sheets, and over-the-counter (“OTC”) traded securities are not eligible for inclusion. Stocks must trade at or above $1.00 on their primary exchange on the last trading day in May to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. Nonetheless, a stock’s closing price (on its primary exchange) on the last trading day in May will be used to calculate market capitalization and index membership. Initial public offerings are added each quarter and must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If a stock, new or existing, does not have a closing price at or above $1.00 (on its primary exchange) on the last trading day in May, but does have a closing price at or above $1.00 on another major U.S. exchange, that stock will be eligible for inclusion, but the lowest price from a non-primary exchange will be used to calculate market capitalization and index membership.

An important criteria used to determine the list of securities eligible for the Underlying Index is total market capitalization, which is defined as the market price as of the last trading day in May for those securities being considered at annual reconstitution times the total number of shares outstanding. Common stock, non-restricted exchangeable shares and partnership units/membership interests are used to determine market capitalization. Any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights, or trust receipts, are excluded from the calculation. Companies with a total market capitalization of less than $30 million are not eligible for the Underlying Index. Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the Underlying Index.

Royalty trusts, limited liability companies, closed-end investment companies (business development companies are eligible), blank check companies, special purpose acquisition companies, and limited partnerships are also ineligible for inclusion. In general, only one class of common stock of a company is eligible for inclusion in the Underlying Index, although exceptions to this general rule have been made where Russell has determined that each class of common stock acts independent of the other.

Annual reconstitution is a process by which the Underlying Index is completely rebuilt. Based on closing levels of the company’s common stock on its primary exchange on the last trading day of May of each year, Russell reconstitutes the composition of the Underlying Index using the then existing market capitalizations of eligible companies. Reconstitution of the Underlying Index occurs on the last Friday in June or, when the last Friday in June is the 28th, 29th, or 30th, reconstitution occurs on the prior Friday. In addition, Russell adds initial public offerings to the Underlying Index on a quarterly basis based on market capitalization guidelines established during the most recent reconstitution.

After membership is determined, a security’s shares are adjusted to include only those shares available to the public. This is often referred to as “free float.” The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.

As a capitalization-weighted index, the Underlying Index reflects changes in the capitalization, or market value, of the component stocks relative to the entire market value of the Underlying Index. The current index level is calculated by adding the market values of the Underlying Index’s component stocks, which are derived by multiplying the price of each stock by the number of shares outstanding, to arrive at the available market capitalization of the 2,000 stocks. The available market capitalization is then divided by a divisor, which represents the index value of the Underlying Index. To calculate the Underlying Index, closing prices will be used from the primary exchange of each security. If a component stock is not open for trading, the most recently traded price for that security will be used in calculating the Underlying Index. In order to provide continuity for the Underlying Index’s level, the divisor is adjusted periodically to reflect events including changes in the number of common shares outstanding for component stocks, company additions or deletions, corporate restructurings, and other capitalization changes.

Historical Information of the Reference Stock

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2009 through February 8, 2012.

		High ($)	Low ($)

2009	First Quarter	51.27	34.36
	Second Quarter	53.19	42.82
	Third Quarter	62.02	47.87
	Fourth Quarter	63.36	56.22

2010	First Quarter	69.25	58.68
	Second Quarter	74.14	61.08
	Third Quarter	67.67	59.04
	Fourth Quarter	79.22	66.94

2011	First Quarter	84.17	77.18
	Second Quarter	86.37	77.77
	Third Quarter	85.65	64.25
	Fourth Quarter	76.45	60.97

2012	First Quarter (through February 8, 2012)	83.03	74.56

Examples of the Hypothetical Payment at Maturity for a $1,000 Investment in the Notes

The following table illustrates the hypothetical payments on a note at maturity that is not automatically redeemed on any of the Call Dates. The hypothetical payments are based on a $1,000 investment in the note, a hypothetical Initial Stock Price of $100.00, a hypothetical Trigger Price of $70.00 (70% of the Initial Stock Price), a range of hypothetical Final Stock Prices and the effect on the payment at maturity if (i) the closing market price of the Reference Stock does not fall below the Trigger Price at any time during the Monitoring Period or (ii) the closing market price of the Reference Stock declines below the Trigger Price at any time during the Monitoring Period.

The hypothetical examples shown below are intended to help you understand the terms of the notes. If the notes are not automatically redeemed, the actual amount of cash or securities that you will receive at maturity will depend upon the Final Stock Price of the Reference Stock, and whether its closing price was below the Trigger Price on any trading day during the Monitoring Period. If the notes are automatically redeemed prior to maturity, the hypothetical examples below will not be relevant, and you will receive on the applicable Call Settlement Date, for each $1,000 principal amount, $1,000 plus any accrued and unpaid interest to but excluding the Call Settlement Date.

Hypothetical Final Stock Price	Hypothetical Final Stock Price Expressed as a Percentage of the Initial Stock Price	Payment at Maturity
		(i) if the closing market price of the Reference Stock does not fall below the Trigger Price on any day during the Monitoring Period	(ii) if the closing market price of the Reference Stock falls below the Trigger Price on any day during the Monitoring Period	Total Value of Payment Received at Maturity*
$150.00	150%	$1,000.00	$1,000.00	$1,000.00
$125.00	125%	$1,000.00	$1,000.00	$1,000.00
$100.00	100%	$1,000.00	$1,000.00	$1,000.00
$90.00	90%	$1,000.00	10 shares of the Reference Stock or the Cash Delivery Amount	$900.00
$80.00	80%	$1,000.00	10 shares of the Reference Stock or the Cash Delivery Amount	$800.00
$70.00	70%	$1,000.00	10 shares of the Reference Stock or the Cash Delivery Amount	$700.00
$65.00	65%	N/A	10 shares of the Reference Stock or the Cash Delivery Amount	$650.00
$50.00	50%	N/A	10 shares of the Reference Stock or the Cash Delivery Amount	$500.00
$25.00	25%	N/A	10 shares of the Reference Stock or the Cash Delivery Amount	$250.00
$0.00	0%	N/A	10 shares of the Reference Stock or the Cash Delivery Amount	$0.00

*Note that if the notes are not redeemed, you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Delivery Amount) or the principal amount of your notes in cash. Also note that if you receive the Physical Delivery Amount, the total value of the payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.  Regardless of the performance of the Reference Stock, you will receive the interest payments on the notes until the applicable Call Settlement Date or at maturity.

U.S. Federal Tax Information

The following table sets forth the amount of stated interest on the notes and the portion that will be treated as an interest payment and as payment for the Put Option for U.S. federal income tax purposes.

Autocallable RevEx Number	Reference Stock Issuer	Interest Rate per Annum	Treated as an Interest Payment	Treated as Payment for the Put Option
0008	iShares ® Russell 2000 Index Fund	[7.00 - 10.00]%	[ ]%	[ ]%

Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement dated November 9, 2011 under “Supplemental U.S. Federal Income Tax Considerations,” which applies to the notes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMO Capital Markets Corp. (“BMOCM”) will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement. BMOCM has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them. BMOCM may pay placement fees to other broker-dealers of up to 1.00%, or $10.00 per $1,000 principal amount of the notes, to such dealers, and such dealers may reallow up to 0.60%, or $6.00 per $1,000 principal amount, to certain other dealers.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We reserve the right to withdraw, cancel or modify the offering of any of the notes and to reject orders in whole or in part.  You may cancel any order for the notes prior to its acceptance.

You should not construe the offering of the notes as a recommendation of the merits of acquiring an investment linked to the Reference Stock or as to the suitability of an investment in the notes.